SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press Release, dated November 2, 2010 entitled “Telecom Argentina S.A. announces consolidated nine-month period and third quarter results for fiscal year 2010”

FOR IMMEDIATE RELEASE
Market Cap P$18.7 billion November 2, 2010

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces consolidated nine-month period (‘9M10’) and third quarter results for fiscal year 2010 (‘3Q10’)*

•	Consolidated Net Revenues amounted to P$10,484 million (+18% vs. 9M09); Mobile business in Argentina +22% vs. 9M09; Internet +31% vs. 9M09.

•	Mobile subscribers in Argentina +2.0 million (+14% vs. 9M09), +654 thousand (+4% vs. 2Q10).

•	Value Added Services in Argentina: +40% vs. 9M09; 39% of Service Revenues.

•	ADSL ARPU increased to P$75 (+15% vs. 9M09); churn decreased to 1.5% from 1.8% in 9M09.

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$3,282 million (+15% vs. 9M09), 31% of Net Revenues.

•	Net Income reached P$1,309 million (+30 % vs. 9M09).

•	Net Cash Position: P$850 million, an increase of P$993 million vs. 9M09 after having paid P$689 million in dividends during the period.

•	Fitch Ratings increased the national rating of Telecom Argentina to AA from AA- with stable perspectives.

(in million P$, except where noted)	As of September, 30
	2010	2009	Δ $	Δ %
Consolidated Net Revenues	10,484	8,861	1,623	18%
Voice, Data & Internet	3,401	3,043	358	12%
Mobile	7,083	5,818	1,265	22%
Operating Profit before D&A	3,282	2,855	427	15%
Operating Profit	2,322	2,035	287	14%
Net Income	1,309	1,006	303	30%
Shareholder’s equity	5,692	5,024	668	13%
Net Financial Position – Cash / (Debt)	850	(143)	993	n/a
CAPEX (excluding materials)	1,074	1,022	52	5%
Fixed lines in service (in thousand lines)	4,087	4,044	43	1%
Mobile customers (in thousand)	17,843	15,778	2,065	13%
Personal (Argentina)	15,988	13,994	1,994	14%
Núcleo (Paraguay) – Wimax customers are included-	1,855	1,784	71	4%
Broadband acceses (in thousand)	1,330	1,170	160	14%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	11,409	11,632	(223)	-2%
Incoming/Outgoing mobile voice traffic in Arg. (in MM minutes)	13,708	11,817	1,891	16%
Average Billing per user (ARBU) Fixed Telephony/voice (in P$)	42	41	1.9	5%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	43	40	2.7	7%

*	Unaudited non financial data

Buenos Aires, November 2, 2010 – Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today Net Income of P$1,309 million for the nine-month period ended September 30, 2010, or +30% when compared to the same period last year.

	9M10	9M09	Δ$	Δ%
Net Revenues (MMP$)	10,484	8,861	1,623	18%
Net Income (MMP$)	1,309	1,006	303	30%
Earnings per Share (P$)	1.33	1.02	0.31
Earnings per ADR (P$)	6.65	5.11	1.54
OPBDA*	31%	32%
Operating Profit*	22%	23%
Net Income*	12%	11%

*	As a percentage of Net Revenues

During 9M10, Consolidated Net Revenues increased by 18% (+P$1,623 million vs. 9M09) to P$10,484 million, mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 14% (+P$287 million vs. 9M09) to P$2,322 million.

Consolidated Operating Revenues

Fixed Services (Voice, Data Transmission & Internet)

During 9M10 revenues generated by these services amounted to P$3,401 million, +12% vs. 9M09; with internet revenues growing, in relative terms, the most (+31% vs. 9M09).

Voice

Total Revenues for this service reached P$2,167 million in 9M10 (+4% vs. 9M09). The results of this line of business continue to be affected by frozen tariffs of regulated services and lower interconnection revenues.

Monthly Charges and Supplementary Services increased by P$30 million, or 5% vs. 9M09, to P$658 million, as a consequence of a higher number of lines in service (+1%), which surpassed 4 million, and a 17% increase in supplementary services.

Revenues generated by Local and Domestic Long Distance Measured Services and International Services totaled P$990 million, an increase of 5% vs. 9M09. In relative terms, revenues from local calls increased the most with 8% vs. 9M09 mainly due to the incorporation of flat rate packs and secondly by domestic long distance traffic (+4% vs. 9M09). Meanwhile, revenues from international traffic remained at similar levels in comparison to the same period from last year.

Interconnection revenues reached P$318 million (-3% vs. 9M09), mainly due to the incorporation of new interconnection points with mobile operators. This resulted in lower prices due to lower traffic which, in turn, negatively affected these revenues.

Public telephony reached P$47 million (-P$6 million vs. 9M09). Finally, other revenues totaled P$154 million (+16% vs.9M09).

2	www.telecom.com.ar

Data Transmission and Internet

Data transmission revenues amounted to P$236 million (+20% vs. 9M09), where the focus was to strengthen Telecom’s position as an integrated ICT provider for wholesale and government segments. Telecom continued enhancing virtualization solutions which complement the Virtual Hosting and Virtual Desktop offers, providing a wide option in Datacenter services.

In the SMEs and the businesses segments, Telecom continues to offer a broad portfolio of services that adapt all the needs of these segments, such as the product “Integra” (high quality internet access and personalized customer care services) and virtual private network service (oriented to clients with several offices that want to use voice, data or video integrated services) which registered the major increases during the period.

With the aim to provide more value to businesses, Arnet Biz and Arnet Biz Plus products, offered to professionals, businesses and SMEs segments, offers tools to develop their commercial activity through the best connection experience, proprietary inbox domain and more presence in the web.

Revenues related to Internet totaled P$998 million (+P$239 million or 31% vs. 9M09), mainly due to the constant expansion of broadband services.

As of September 30, 2010, Telecom surpassed 1.3 million ADSL accesses (+14% vs. 9M09). These connections represented 33% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$75 in 9M10, +15% when compared to 9M09 and churn reached 1.5% in 9M10 (vs. 1.8% in 9M09).

During 9M10, Telecom continued enhancing broadband domestic use, under the slogan “Internet en Todo” (Internet everywhere), with promotions focused towards selling different Internet-based products.

Data Transmission and Internet both have significantly increased their contribution to net consolidated revenues, reaching 12% (vs. 11% in 9M09) and 36% (vs. 31% in 9M09) respectively of fixed services revenues.

Mobile Services

Clients have significantly increased in the period, reaching 17.8 million as of the end of September 2010, representing an increase of 1.5 million since December, 31, 2009 and 2 million since September 30, 2009.

The activities developed to stimulate the usage of the value added services (“VAS”) and to retain high value segments allowed Personal to increase consolidated net revenues to P$7,083 million (+22% vs. 9M09), while improving its profitability.

3	www.telecom.com.ar

Telecom Personal in Argentina

As of the end of September 2010, Personal reached almost 16 million subscribers in Argentina (+14% or 2 million vs. 9M09), consolidating its market position. The overall subscriber base mix continued with 70% of prepaid subscribers and 30% postpaid (including “Cuentas claras” plans and 3G modems).

In the nine month period, Net Revenues reached P$6,748 million (+P$1,232 million or 22% vs. 9M09) while Service Revenues (excluding handset sales) amounted to P$6,027 million (+21% vs. 9M09), with 39% corresponding to value-added services (‘VAS’) revenues. VAS revenues increased vs. 9M09 by 40%.

During the period, the overall voice traffic minutes increased by 16% vs. 9M09. Particularly, SMS traffic performance (charged incoming and outgoing messages), climbed to 4,449 million in 9M10 from a monthly average of 2,647 million messages in 9M09 (+68% vs. 9M09). Average Monthly Revenue per User (ARPU) increased to approximately P$43 during 9M10 (+7% vs. 9M09) as ARPU in 3Q10 reached P$45.

Initiatives

During the third quarter, Personal launched an integrated campaign to promote the increase of handset upgrades and continued to incorporate clients to the different value added services the Company offers. That is why Personal offered a promotion where VAS such as Personal Email, Pack 2.0 and Music downloads, could be added to the basic plan.

Another remarkable launch this quarter was a service providing traffic information on mobile devices through video streaming and alerts by SMS and MMS. Personal also increased social networks platform access through an agreement with Twitter that allows the use of the micro blogging network with SMS.

Regarding the launching of new handsets, Personal Black deepened its smartphone portfolio strategy by incorporating the latest available handsets, such as the IPhone 4, Sony Ericsson Vivaz y Samsung Wave. Personal Black, an exclusive service platform with premium customer services is the key vehicle of smartphone strategy. Personal leads the segment with more than 55% of market share. Additionally, Personal introduced customized data plans due to the launched of the IPad.

During the period, Personal continued its strategy through benefits such as service packs and recharges to its current client base. As part of their customer loyalty and retention strategy, new benefits to Club Personal clients were given. Remarkably, during the quarter, Personal clients activated more than 20 million service packs, which represented an increase of 62% vs. 3Q09.

Finally, Personal announced that it will be the main sponsor of Rally Dakar 2011 which will take place next year in Argentina and Chile.

4	www.telecom.com.ar

Telecom Personal in Paraguay

By the end of September 2010, Nucleo’s subscriber base increased to approximately 1.9 million clients (including Wimax clients). Prepaid and Postpaid customers represented 86% and 14%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to P$335 million during 9M10 (+11% vs. 9M09).

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$8,162 million in 9M10, an increase of P$1,336 million, or +20%, vs. 9M09. The increase is a consequence of higher commercial costs due to a higher volume of revenues, inflationary effects on the general cost structure, and greater expenses related to competition in the industry.

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled P$1,342 million (+25% vs. 9M09), mainly affected by increases in salaries due to the new labor agreement and the increase in employees. Regarding personnel, the incorporation of 291 employees in the mobile business was partially compensated by the decrease in headcount in the fixed line business (-166 employees vs. 9M09) in the same period. Total headcount at the end of the period was 15,493 employees.

- Taxes reached P$898 million (+24% vs. 9M09), influenced mainly by a higher volume of revenues, but also impacted by higher rates in turnover taxes and higher municipal and provincial rates and fees paid to regulatory entities. It was also affected by taxes related to debit and credit tax associated to the dividend payment, and the income tax payment.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,017 million, +P$2 million vs. 9M09. This was mainly due to savings from stimulating on-net traffic between mobile clients.

- Agents, prepaid card commissions and other commissions were P$900 million (+16% vs. 9M09), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from more sophisticated handsets, higher costs associated with a higher volume of acquisitions and retention of customers and higher cards sales and prepaid recharges.

- Advertising amounted to P$294 million (+19% vs. 9M09), oriented towards supporting the commercial activity in mobile and Internet services and to strengthen the Telecom Group brand position.

- Cost of handsets sold totaled P$1,111million (+38% vs. 9M09) due to a change in the mix of handset sold, increased sales of high-end handsets and a

5	www.telecom.com.ar

higher number of handsets upgrades, this to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets. Additionally, this was affected by the increase in Internal Tax, better known as the Technological Tax.

- Fees for services amounted to $449 million (+27% vs. 9M09), principally due to higher costs from the call centers, with more services requirements and inflationary effects on the price of these services.

- Depreciation of Fixed and Intangible Assets reached P$960 million (+17% vs. 9M09). Fixed-line telephony totaled P$523 million (+7% vs. 9M09) and mobile services totaled P$437 million (+32% vs. 9M09), due to higher investment in fixed assets.

- Others Costs totaled P$1,191 million (+18% vs. 9M09). This increase was mainly due to general increases in services such as maintenance, materials and supplies, transportation, freight, transport, and rental expenses. The decrease in bad debt expenses of 8% vs. 9M09 is notable. There was also an increase in cost related to VAS, such as content offers, evidenced in recent periods.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$44 million, a decrease of P$273 million vs. 9M09. This was mainly due to losses for FX results of P$86 million in 9M10 ( losses of P$207 million vs. 9M09); and a gain in net financial interest of P$50 million in 9M10 (+P$72 million vs. 9M09), partially compensated by losses in holding on inventories by P$4 million in 9M10 (+P$4 million vs. 9M09).

Consolidated Net Financial Position

As of September 30, 2010, Net Financial Position (Cash, Cash Equivalents and current Investments minus Loans) totaled P$850 million in cash, an improvement of P$993 million vs. Net Financial Debt as of September 2009. This was due to the strong cash flow generation evidenced in the period that allowed the payment of P$689 million in dividends.

During 9M10, Personal purchased a nominal amount of US$ 5.85 million Series 3 Notes due 2010. These operations were made through open market purchases and with liquid funds from the Company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

Consolidated Capital Expenditures

During 9M10, the Company invested P$1,074 million (excluding materials). This amount was allocated to Voice, Data and Internet businesses (P$502 million) and Mobile services (P$572 million). In relative terms, capex reached 10% of revenues.

6	www.telecom.com.ar

Main capex projects are related to the deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS. Moreover, with this investment, the Company foresees the expansion of broadband services to improve transmission and speed available to clients together with the expansion of backbone and backhaul networks to meet the growing demand of our fixed and mobile clients.

Recent Relevant Matters

In October, Personal purchased a nominal amount of US$ 1.23 million Series 3 Notes due 2010 having an outstanding of approximately U$S173 million which mature in December of this year. These operations were made through open market purchases and with liquid funds from the Company. The Notes acquired were cancelled according to the terms and conditions of the Indenture.

On October 18, 2010, Fitchs Ratings increased the national rating of Telecom Argentina to AA from AA- with a stable perspective.

On October 26, 2010, The Board of Directors of Telecom Argentina called for an Extraordinary Shareholders’ Meeting to approve the modification of the Bylaws on November, 30, 2010 and for an Ordinary Shareholders’ Meeting on the same day, to, among others items, determine the number of Directors and Alternate Directors and the appointment of these.

***********
7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of September 30, 2010, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Evangelina Sánchez (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

TELECOM ARGENTINA S.A.

Consolidated information

Nine Month period and Third Quarter results – Fiscal Year 2010

(In millions of Argentine pesos)

1- Consolidated Balance Sheet

	09/30/2010	12/31/2009	Δ$	Δ%
Cash, equivalents and investments	1,758	1,289	469	36%
Trade receivables	1,212	1,163	49	4%
Other current assets	663	491	172	35%
Total Current Assets	3,633	2,943	690	23%
Fixed & Intangible assets	7,746	7,612	134	2%
Other non-current assets	86	78	8	10%
Total Non Current Assets	7,832	7,690	142	2%
Total Assets	11,465	10,633	832	8%
Accounts payable	2,156	2,212	(56)	-3%
Loans	833	763	70	9%
Taxes payable	856	769	87	11%
Dividends payable	364	—	364	—
Reserves	88	73	15	21%
Other current liabilities	392	352	40	11%
Total Current Liabilities	4,689	4,169	520	12%
Accounts payable	—	24	(24)	-100%
Loans	76	58	18	31%
Taxes payable	163	212	(49)	-23%
Reserves	479	374	105	28%
Other non-current liabilities	267	268	(1)	0%
Total Non Current Liabilities	985	936	49	5%
Total Liabilities	5,674	5,105	569	11%
Minority Interest	99	92	7	8%
Shareholders’ equity	5,692	5,436	256	5%
Total Liabilities, Minority Interest and Equity	11,465	10,633	832	8%

2- Consolidated Loans
	09/30/2010	12/31/2009	Δ$	Δ%
Corporate Bonds	691	685	6	1%
Banks and other financial institutions	58	72	(14)	-19%
Bank overdraft	19	—	19	—
Accrued interest	20	3	17	—
Derivatives	45	3	42	—
Total Current Loans	833	763	70	9%
Banks and other financial institutions	76	58	18	31%
Total Non Current Loans	76	58	18	31%
Total Loans	909	821	88	11%

Derivatives valuation effect for notes (Other Current Credits)	—	1	(1)	-100%
Cash and cash equivalents (include non current Government bonds)	1,759	1,289	470	36%
Net Financial Position- Cash	850	469	381	81%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine Month period and Third Quarter results – Fiscal Year 2010

(In millions of Argentine pesos)

3- Consolidated Income Statement

    Nine Months Comparison

	09/30/2010	09/30/2009	Δ$	Δ%
Net revenues	10,484	8,861	1,623	18%
Cost of services	(5,296)	(4,434)	(862)	19%
Gross Profit	5,188	4,427	761	17%
Administrative expenses	(365)	(301)	(64)	21%
Selling expenses	(2,501)	(2,091)	(410)	20%
Operating Profit	2,322	2,035	287	14%
Equity income from related companies	—	13	(13)	-100%
Financial and holding results	(44)	(317)	273	-86%
Other expenses, net	(208)	(157)	(51)	32%
Results from ordinary operations	2,070	1,574	496	32%
Taxes on income	(754)	(560)	(194)	35%
Minority interest	(7)	(8)	1	-13%
Net Income	1,309	1,006	303	30%

Operating Profit before D & A	3,282	2,855	427	15%
As a % of Net Revenues	31%	32%

Financial and Holding results

	09/30/2010	09/30/2009	Δ$	Δ%
Financial results generated by assets
Interest	114	98	16	16%
Foreign currency exchange results	28	107	(79)	-74%
Holding results generated by inventories	(4)	(8)	4	-50%
Other financial results	(1)	3	(4)	-133%
Total Financial results generated by assets	137	200	(63)	-32%
Financial results generated by liabilities
Interest	(64)	(120)	56	-47%
Foreign currency exchange results and loss on derivatives	(114)	(400)	286	-72%
Other financial results	(3)	3	(6)	-200%
Total Financial results generated by liabilities	(181)	(517)	336	-65%
Total Financial and holding results	(44)	(317)	273	-86%

4- Consolidated Income Statement

     Three Months Comparison

	09/30/2010	09/30/2009	Δ$	Δ%
Net revenues	3,767	3,107	660	21%
Cost of services	(1,933)	(1,547)	(386)	25%
Gross Profit	1,834	1,560	274	18%
Administrative expenses	(121)	(101)	(20)	20%
Selling expenses	(930)	(735)	(195)	27%
Operating Profit	783	724	59	8%
Financial and holding results	2	(166)	168	-101%
Other expenses, net	(85)	(85)	—	0%
Results from ordinary operations	700	473	227	48%
Taxes on income	(252)	(166)	(86)	52%
Minority interest	(4)	(4)	—	0%
Net Income	444	303	141	47%

Operating Profit before D & A	1,118	1,014	104	10%
As a % of Net Revenues	30%	33%
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TELECOM ARGENTINA S.A.

Consolidated information

Nine Month period and Third Quarter results – Fiscal Year 2010

(In millions of Argentine pesos)

5- Consolidated Revenues Breakdown

    Nine Months Comparison

	09/30/2010	09/30/2009	Δ$	Δ%
Fixed Telephony	1,947	1,867	80	4%
Measured service Local	387	358	29	8%
Measured service DLD	383	367	16	4%
Monthly charges	658	628	30	5%
Public telephones	47	53	(6)	-11%
Interconnection	318	328	(10)	-3%
Others	154	133	21	16%
International Telephony	220	220	—	0%
Data transmission & Internet	1,234	956	278	29%
Data	236	197	39	20%
Internet	998	759	239	31%
Measured service	51	44	7	16%
Monthly charges	942	711	231	32%
Modems	5	4	1	25%
MobileTelephony	7,083	5,818	1,265	22%
Telecom Personal	6,748	5,516	1,232	22%
Monthly fee and measured service	1,358	1,216	142	12%
Pre-paid	933	782	151	19%
Calling Party Pays	450	418	32	8%
TLRD*	564	573	(9)	-2%
VAS	2,359	1,691	668	40%
Handset sales	721	548	173	32%
Others (Includes Roaming)	363	288	75	26%
Núcleo	335	302	33	11%
Monthly fee and measured service	48	47	1	2%
Pre-paid	93	89	4	4%
Calling Party Pays	8	7	1	14%
TLRD*	24	29	(5)	-17%
VAS	125	95	30	32%
Internet – Wimax	12	13	(1)	-8%
Handset sales	4	5	(1)	-20%
Others (Includes Roaming)	21	17	4	24%
Total net revenues	10,484	8,861	1,623	18%

*	Charges for the temination of calls of the cellular operators.

6- Consolidated Revenues Breakdown

    Three Months Comparison

	09/30/2010	09/30/2009	Δ$	Δ%
Fixed Telephony	671	639	32	5%
Measured service Local	135	125	10	8%
Measured service DLD	131	124	7	6%
Monthly charges	223	211	12	6%
Public telephones	15	17	(2)	-12%
Interconnection	111	115	(4)	-3%
Others	56	47	9	19%
International Telephony	76	71	5	7%
Data transmission & Internet	432	343	89	26%
Data	78	70	8	11%
Internet	354	273	81	30%
Measured service	17	16	1	6%
Monthly charges	335	255	80	31%
Modems	2	2	—	0%
MobileTelephony	2,588	2,054	534	26%
Telecom Personal	2,469	1,942	527	27%
Monthly fee and measured service	474	397	77	19%
Pre-paid card	311	267	44	17%
Calling Party Pays	159	143	16	11%
TLRD*	198	191	7	4%
VAS	910	643	267	42%
Handset sales	298	203	95	47%
Others (Includes Roaming)	119	98	21	22%
Núcleo	119	112	7	6%
Monthly fee and measured service	13	11	2	18%
Pre-paid card	36	37	(1)	-3%
Calling Party Pays	3	3	—	0%
TLRD*	8	10	(2)	-20%
VAS	46	38	8	21%
Internet – Wimax	4	4	—	0%
Handset sales	2	2	—	0%
Others (Includes Roaming)	7	7	—	0%
Total net Revenues	3,767	3,107	660	21%

*	Charges for the temination of calls of the cellular operators.
11	www.telecom.com.ar

7- Consolidated Income Statement by segments

    Nine Month period – Fiscal Year 2010

    (In million of Argentine pesos)

	Segments			Variation vs 9M09
	Voice, Data and Internet	Mobile Telephony	Consolidated	Δ$	Δ%
Net Revenues	3,401	7,083	10,484	1,623	18%
Salaries and social security contributions	(1,013)	(329)	(1,342)	(267)	25%
Taxes, taxes with the regulatory authority	(225)	(673)	(898)	(172)	24%
Materials and supplies	(339)	(168)	(507)	(69)	16%
Bad debt expenses	(19)	(68)	(87)	8	-8%
Interconnection cost	(145)	—	(145)	(14)	11%
Settlement charges	(99)	—	(99)	22	-18%
Lease of lines and circuits	(66)	(41)	(107)	(4)	4%
Service fees	(170)	(279)	(449)	(96)	27%
Advertising	(100)	(194)	(294)	(47)	19%
Agent, Prepaid card commissions and other commissions	(88)	(812)	(900)	(122)	16%
Cost of voice, data and cellular handsets	(33)	(1,078)	(1,111)	(307)	38%
Roaming and TLRD	—	(666)	(666)	(6)	1%
Others	(279)	(318)	(597)	(122)	26%
Total Costs before D&A	(2,576)	(4,626)	(7,202)	(1,196)	20%
Operating Profit before D&A	825	2,457	3,282	427	15%
Depreciation of fixed assets	(510)	(436)	(946)	(140)	17%
Amortization of intangible assets	(13)	(1)	(14)	—	0%
Operating Profit	302	2,020	2,322	287	14%
Equity income from related companies	—	—	—	(13)	—
Financial and Holding Income	57	(101)	(44)	273	-86%
Other expenses, net	(138)	(70)	(208)	(51)	32%
Income from ordinary operations	221	1,849	2,070	496	31%
Taxes on income	(266)	(488)	(754)	(194)	35%
Minority interest	—	(7)	(7)	1	-13%
Net Income / (Loss)	(45)	1,354	1,309	303	30%

8- Consolidated Income Statement by segments

    Nine Month period – Fiscal Year 2009

    (In million of Argentine pesos )

	Segments
	Voice, Data and Internet	Mobile Telephony	Consolidated
Net Revenues	3,043	5,818	8,861
Salaries and social security contributions	(826)	(249)	(1,075)
Taxes, taxes with the regulatory authority	(195)	(531)	(726)
Materials and supplies	(299)	(139)	(438)
Bad debt expenses	(24)	(71)	(95)
Interconnection cost	(131)	—	(131)
Settlement charges	(121)	—	(121)
Lease of lines and circuits	(60)	(43)	(103)
Service fees	(153)	(200)	(353)
Advertising	(82)	(165)	(247)
Agent, Prepaid card commissions and other commissions	(75)	(703)	(778)
Cost of voice, data and cellular handsets	(30)	(774)	(804)
Roaming and TLRD	—	(660)	(660)
Others	(229)	(246)	(475)
Total Costs before D&A	(2,225)	(3,781)	(6,006)
Operating Profit before D&A	818	2,037	2,855
Depreciation of fixed assets	(477)	(329)	(806)
Amortization of intangible assets	(13)	(1)	(14)
Operating Profit	328	1,707	2,035
Equity income from related companies	—	13	13
Financial and Holding Income	(161)	(156)	(317)
Other expenses, net	(94)	(63)	(157)
Income from ordinary operations	73	1,501	1,574
Taxes on income	(204)	(356)	(560)
Minority interest	—	(8)	(8)
Net Income / (Loss)	(131)	1,137	1,006

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

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9- Consolidated Income Statement by segments

    Third Quarter – FY 2010

    (In million of Argentine pesos)

	Segments			Variation vs 3Q09
	Voice, Data and Internet	Mobile Telephony	Consolidated	Δ$	Δ%
Net Revenues	1,179	2,588	3,767	660	21%
Salaries and social security contributions	(379)	(119)	(498)	(111)	29%
Taxes, taxes with the regulatory authority	(83)	(243)	(326)	(76)	30%
Materials and supplies	(126)	(62)	(188)	(36)	24%
Bad debt expenses	(5)	(19)	(24)	(1)	4%
Interconnection cost	(50)	—	(50)	(6)	14%
Settlement charges	(29)	—	(29)	7	-19%
Lease of lines and circuits	(21)	(15)	(36)	—	0%
Service fees	(63)	(112)	(175)	(47)	37%
Advertising	(47)	(68)	(115)	(26)	29%
Agent, Prepaid card commissions and other commissions	(30)	(297)	(327)	(51)	18%
Cost of voice, data and cellular handsets	(13)	(436)	(449)	(165)	58%
Roaming and TLRD	—	(222)	(222)	(5)	2%
Others	(97)	(113)	(210)	(39)	23%
Total Costs before D&A	(943)	(1,706)	(2,649)	(556)	27%
Operating Profit before D&A	236	882	1,118	104	10%
Depreciation of fixed assets	(174)	(157)	(331)	(47)	17%
Amortization of intangible assets	(4)	—	(4)	2	-33%
Operating Profit	58	725	783	59	8%
Financial and Holding Income	26	(24)	2	168	-101%
Other expenses, net	(56)	(29)	(85)	—	0%
Income from ordinary operations	28	672	700	227	48%
Taxes on income	(71)	(181)	(252)	(86)	52%
Minority interest	—	(4)	(4)	—	0%
Net Income / (Loss)	(43)	487	444	141	46%

10- Consolidated Income Statement by Segments

    Third Quarter – FY 2009

    (In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Mobile Telephony	Consolidated
Net Revenues	1,053	2,054	3,107
Salaries and social security contributions	(297)	(90)	(387)
Taxes, taxes with the regulatory authority	(67)	(183)	(250)
Materials and supplies	(103)	(49)	(152)
Bad debt expenses	(3)	(20)	(23)
Interconnection cost	(44)	—	(44)
Settlement charges	(36)	—	(36)
Lease of lines and circuits	(21)	(15)	(36)
Service fees	(56)	(72)	(128)
Advertising	(33)	(56)	(89)
Agent, Prepaid card commissions and other commissions	(28)	(248)	(276)
Cost of cellular handsets	(11)	(273)	(284)
Roaming and TLRD	—	(217)	(217)
Others	(81)	(90)	(171)
Total Costs before D&A	(780)	(1,313)	(2,093)
Operating Profit before D&A	273	741	1,014
Depreciation of fixed assets	(161)	(123)	(284)
Amortization of intangible assets	(5)	(1)	(6)
Operating Profit	107	617	724
Financial and Holding Income	(74)	(92)	(166)
Other expenses, net	(60)	(25)	(85)
Income (loss) from ordinary operations	(27)	500	473
Taxes on income	(46)	(120)	(166)
Minority interest	—	(4)	(4)
Net Income / (Loss)	(73)	376	303

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

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TELECOM ARGENTINA S.A.

Unconsolidated Information

Nine Month period and Third Quarter results – Fiscal Year 2010

(In million of Argentine pesos)

11- Balance Sheet

	09/30/2010	12/31/2009	Δ$	Δ%
Cash, equivalents and investments	1,021	578	443	77%
Trade receivables	600	724	(124)	-17%
Other current assets	97	85	12	14%
Total Current Assets	1,718	1,387	331	24%
Other Trade receivables	36	46	(10)	-22%
Fixed & Intangible assets	4,326	4,346	(20)	-0.5%
Investments	2,196	1,915	281	15%
Other non-current assets	3	3	—	0%
Total Non current Assets	6,561	6,310	251	4%
Total Assets	8,279	7,697	582	8%
Accounts payable	913	931	(18)	-2%
Compensation and social benefits payable	269	244	25	10%
Taxes Payable	231	263	(32)	-12%
Dividends payable	364	—	364	—
Other liabilities	46	39	7	18%
Reserves	76	57	19	33%
Total Current Liabilities	1,899	1,534	365	24%
Accounts payable	—	24	(24)	-100%
Compensation and social benefits payable	87	81	6	7%
Taxes Payable	134	202	(68)	-34%
Other liabilities	142	153	(11)	-7%
Reserves	325	267	58	22%
Total Non Current Liabilities	688	727	(39)	-5%
Total Liabilities	2,587	2,261	326	14%
Shareholders’ equity	5,692	5,436	256	5%
Total Liabilities and Equity	8,279	7,697	582	8%

12- Income Statement
	09/30/2010	09/30/2009	Δ$	Δ%
Net revenues	3,916	3,525	391	11%
Cost of services	(2,048)	(1,842)	(206)	11%
Gross Profit	1,868	1,683	185	11%
Administrative expenses	(252)	(195)	(57)	29%
Selling expenses	(822)	(693)	(129)	19%
Operating Profit	794	795	(1)	-0.1%
Equity income from related companies	855	665	190	29%
Financial & holding results	59	(160)	219	-137%
Other incomes & expenses net	(133)	(91)	(42)	46%
Results from ordinary operations	1,575	1,209	366	30%
Taxes on income	(266)	(203)	(63)	31%
Net Income	1,309	1,006	303	30%

Operating Profit before D&A	1,314	1,282	32	2%
As a % of Net Revenues	34%	36%

Financial and Holding results
	09/30/2010	09/30/2009	Δ$	Δ%
Financial results generated by assets
Interest	67	66	1	2%
Foreign currency exchange results	15	79	(64)	-81%
Other financial results	—	2	(2)	-100%
Total Financial results generated by assets	82	147	(65)	-44%
Financial results generated by liabilities
Interest	(6)	(50)	44	-88%
Foreign currency exchange results and loss on derivatives	(16)	(258)	242	-94%
Other financial results	(1)	1	(2)	-200%
Total Financial results generated by liabilities	(23)	(307)	284	-93%
Total Financial and holding results	59	(160)	219	-137%

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TELECOM ARGENTINA S.A.

Unconsolidated Information

Nine Month period and Third Quarter results – Fiscal Year 2010

(In million of Argentine pesos)

13- Income Statement

      Three Months Comparison

	09/30/2010	09/30/2009	Δ$	Δ%
Net revenues	1,354	1,212	142	12%
Cost of services	(728)	(643)	(85)	13%
Gross Profit	626	569	57	10%
Administrative expenses	(97)	(65)	(32)	49%
Selling expenses	(305)	(244)	(61)	25%
Operating Profit	224	260	(36)	-14%
Equity income from related companies	318	220	98	45%
Financial & holding results	27	(73)	100	-137%
Other incomes & expenses net	(54)	(58)	4	-7%
Results from ordinary operations	515	349	166	48%
Taxes on income	(71)	(46)	(25)	54%
Net Income	444	303	141	47%

Operating Profit before D&A	401	388	13	3%
As a % of Net Revenues	30%	32%
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 4, 2010	By:	/S/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors